Hampton Roads Bankshares, Inc.
641 Lynnhaven Parkway

Virginia Beach, VA 23452

(757) 217-1000

June 29, 2016

VIA EDGAR

Michael Clampitt
Senior Counsel

Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Hampton Roads Bankshares, Inc.
Registration Statement on Form S-4; File No. 333-210643
Request for Acceleration

Dear Mr. Clampitt:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Hampton Roads Bankshares, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2016 (File No. 333-210643), as amended on May 23, 2016 and June 28, 2016 (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on June 30, 2016, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacob A. Kling of Wachtell, Lipton, Rosen & Katz at (212) 403-1003 or by email at JAKling@wlrk.com with any questions you may have concerning this request.  In addition, please notify Mr. Kling when this request for acceleration has been granted.

HAMPTON ROADS BANKSHARES, INC.

By:	/s/ Charles M. Johnston
Name:	Charles M. Johnston
Title:	Chairman of the Board and Interim Chief Executive Officer

cc:  Jacob A. Kling, Wachtell, Lipton, Rosen & Katz